(212) 756-2404	daniel.chakrin@srz.com

May 11, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	TWC Holding LLC and TWC Holding Corp. (Registration Statement on Form S-4)

Ladies and Gentlemen:

On behalf of TWC Holding LLC and TWC Holding Corp. (the “Filing Persons”), we hereby transmit a Registration Statement for filing in connection with the registration under the Securities Act of an offer by the Filing Persons to exchange $1,000 principal amount of their 13.875% Senior PIK Notes due 2011, Series B for each $1,000 principal amount of their outstanding 13.875% Senior PIK Notes due 2011, Series A.  The Senior PIK Notes, Series A were issued and sold on February 11, 2005 in a transaction exempt from registration under the Securities Act.  The aggregate principal amount of Senior PIK Notes, Series A sold on such date was $26,000,000, all of which are outstanding on the date of this letter.  No additional capital is being raised by the Filing Persons in connection with the exchange offer contemplated by this Registration Statement.

Additionally, on behalf of the Filing Persons, we concurrently submit to the staff of the Securities and Exchange Commission (the “Commission”) a supplemental letter containing representations required by existing staff no-action letters.

We note that the appropriate filing fee was previously sent by the Filing Persons to the Commission by wire transfer.

If you have any questions concerning the transmitted materials, please do not hesitate to contact Michael R. Littenberg at (212) 756-2524 or the undersigned at (212) 756-2404.  If you have any questions concerning the financial statements of the Filing Persons, please do not hesitate to contact Paul McPhillips, on behalf of the Filing Persons at (513) 686-8842.

Please acknowledge receipt of this transmission by notifying the person indicated in the “Notify” line in the submission header of the above-referenced filing.

Sincerely,

By:	/s/ Daniel H. Chakrin, Esq.
Name: Daniel H. Chakrin, Esq.